UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70391 / September 16, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15383

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In the Matter of		
	:	ORDER MAKING FINDINGS
CHINA INTELLIGENT LIGHTING	:	AND REVOKING
AND ELECTRONICS, INC., and	:	REGISTRATIONS BY
NIVS INTELLIMEDIA TECHNOLOGY	:	DEFAULT
GROUP, INC.	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on July 22, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents China Intelligent Lighting and Electronics, Inc. (CIL), and NIVS IntelliMedia Technology Group, Inc. (NIVS or collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Division of Enforcement has provided evidence that the OIP was served on Respondents by August 9, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). An Answer to the OIP was due within twenty days after service of the OIP, or by August 29, 2013. See OIP at 2; 17 C.F.R. § 201.220(b). On August 30, 2013, Respondents were ordered to show cause by September 9, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 2-3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

CIL, Central Index Key (CIK) No. 0001421525, is a Delaware corporation with its principal executive offices in Huizhou City, Guangdong Province, China. CIL's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Its securities traded on the NYSE-Amex for approximately nine months, until the exchange halted trading on March 24, 2011. CIL was delisted by NYSE-Amex on October 17, 2011. As of May 15, 2013, CIL stock was quoted at 0.0001 cents per share on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had no market makers, and was not eligible for the "piggyback" exception of the Exchange Act Rule 15c2-11(f)(3).

NIVS, CIK No. 0001403795, is a Delaware corporation with its principal executive offices in Huizhou City, Guangdong Province, China. NIVS' common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Its securities traded on the NYSE-Amex, until halted by the exchange on March 24, 2011. NIVS was delisted by NYSE-Amex on July 29, 2011. As of May 15, 2013, OTC Link quoted NIVS stock at 0.0035 cents per share, had three market makers, and was not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pursuant to Rule 323 of the Commission's Rules of Practice, Official Notice is taken of the fact that Respondents are delinquent in their periodic filings with the Commission. See 17 C.F.R. § 201.323. CIL has not filed any periodic reports since it filed a Form 10-Q on November 8, 2010, for the period ended September 30, 2010, and NIVS has not filed any periodic reports since it filed a Form 10-Q on November 4, 2010, for the period ended September 30, 2010.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Intelligent Lighting and Electronics, Inc., and NIVS IntelliMedia Technology Group, Inc., are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge